UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549


                ALL AMERICAN FOOD GROUP, INC.
             __________________________________
                   Full Name of Reigstrant

                        FORM 12b-25

                       SEC FILE NUMBER
                      ________________
                         [333-4490]

                 NOTIFICATION OF LATE FILING


                 CUSIP NUMBER:  016435307

(Check One): [X] Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ] Form N-SAR [ ]



                For Period Ended: October 31, 1998

                [ ] Transition Report on Form 10-K

                [ ] Transition Report on Form 20-F

                [ ] Transition Report on Form 11-K

                [ ] Transition Report on Form 10-Q

                [ ] Transition Report on Form N-SAR

                For the Transition Period Ended:_______________


[Read Instruction (on back page) Before Preparing Form. Please Print or Type]

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRATION INFORMATION

                      ALL AMERICAN FOOD GROUP, INC.

----------------------------------------------------------------------

Full Name of Registrant

----------------------------------------------------------------------

Former Name if Applicable

                          4475 South Clinton Avenue

----------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

                          South Plainfield, New Jersey 07080
______________________________________________________________________
                          City, State and Zip Code



PART II - RULE 12b-25(b)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)


      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Registrant recently filed a voluntary petition under Chapter XI of the U.S. Bankruptcy Code. Registrant, effective January 5, 1999, in response to its recent filing for protection from certain creditors under Chapter XI of the Federal Bankruptcy laws, filed amended unaudited pro forma condensed consolidated financial statements for the fiscal year ended October 31, 1997, and the nine month period ended July 31, 1998.
However,  the  Registrant  has  just  been informed  by  its  certified
public  account,  DelSanto   & DeFreitas,   that   because  they  are
creditors of the Registrant, they  are  not  independent.  As   a   result,
Registrant requires approval from the Federal Bankruptcy Court for the reappointment of its prior accountants or to retain new accountants to complete its audit for the year ended October 31, 1998.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Andrew Throburn             (908) 757-3022
          ---------------             ----- --------
         (Name)                 (Area Code) (Telephone Number)


(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [X] Yes [ ] No

     -----------------------------------------------------------------------

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Reference is made to Registrant's Form 8-K dated January 7, 1999 filed with the SEC, which contains amended unaudited pro forma condensed consolidated financial statements for the fiscal year ended October 31, 1997, and the nine month period ended July 31, 1998.


                        ALL AMERICAN FOOD GROUP, INC.
     ------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)



     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       By:  Andrew  Thorburn, President

     Date: January 31, 1999            By:   /s/ Andrew Thorburn

                                       President and Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

[INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL]

                         VIOLATIONS (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS



1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.



2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.



3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report soley due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regula-tion S-T ((S)232.13(b) of this chapter).